SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2008

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 1, 2008, entitled "RESULTS OF ANNUAL GENERAL MEETING ("AGM")".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 1, 2008   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("the company")

RESULTS OF ANNUAL GENERAL MEETING ("AGM")

Shareholders are advised that, at the AGM held at the company's registered offices on Friday 28 November 2008, all the ordinary and special resolutions set out in the Notice of AGM, dated 22 September 2008, were passed by the requisite majority of shareholders except for the resolution relating to the re-election of Professor Doug Blackmur as a director, which was withdrawn. The special resolutions will be lodged with the Companies and Intellectual Property Registration Office as soon as practical for registration.

Randburg
1 December 2008

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